Exhibit 4.17

BINDING TERM SHEET
FOR FINANCING
OF
CROW TECHNOLOGIES 1977 LTD.
JULY 4, 2006

This Term Sheet summarizes the principal terms of the proposed financing of Crow Technologies 1977, Ltd., an Israeli corporation (the “Company”). This Term Sheet is binding upon the parties hereto, subject only to the conditions set forth herein. The transactions described herein will be consummated pursuant to definitive binding agreements (the “Definitive Agreements”), which shall contain representations of each of the parties (provided that the selling shareholders shall only provide representations in respect of the shares of the Company sold by them pursuant to the transaction contemplated hereunder) and closing deliveries of each of the parties as customary for transactions of this type.

In the event of any dispute among the parties with respect to the form or substance of such Definitive Agreements, or a breach of the agreement reflected in this Term Sheet, such dispute shall be submitted to a single agreed upon third party arbitrator in Israel who is a qualified attorney. If the parties should fail to agree on the selection of an arbitrator within 14 days of the request for arbitration by any party, a party may apply to the Chairman of the Israeli Bar to make the appointment. The arbitrator shall conduct the proceedings in accordance with Israeli substantive law, but shall not be bound by procedural or evidentiary provisions of law. All decisions of the arbitrator shall be in writing and shall be reasoned in reasonable detail.

Offering Terms

Closing Date:	As soon as practicable following the Company's acceptance of this Term Sheet and satisfaction of the Conditions to Closing (the "Closing") but in any event no later than 90 days from the date hereof.

Investors:	Fortissimo Capital Fund G.P., L.P. on behalf of the several partnerships in which it serves as the general partner ("Fortissimo") and, if applicable, other co-investors, acceptable to the Company (such acceptance shall not be unreasonably withheld) provided that Fortissimo is the lead investor.

Investment Amount:	The Investors shall acquire 23.5% of the Company, as detailed in the post-closing capitalization table attached hereto, as follows:

(i) By investing $ 4,707,938 million in the Company in exchange for 627,725 newly issued Ordinary Shares at a price per share of $7.50.

(ii) By acquiring 548,723 Ordinary Shares from the following selling shareholders at a price per share of $7.50 for a total of $4,115,423:

Melman: 250,000 shares @ $7.50 = $1,875,000

Silver: 250,000 shares @ $7.50 = $1,875,000

Jacobson: 43,723 shares @ $7.50 = $327,923

Batchon: 5,000 shares @$7.50 = $37,500

Shareholder Agreement:	The shareholder agreement currently in effect among Mr. Melman, Sender Holdings, Mr. Silver and Mr. Eilenberg (the "Major Holders") shall be amended to reflect the terms set forth in this term sheet. Any other agreements among the Major Holders shall be reviewed and may be required to be amended in connection with the terms herein.

Matters Requiring Board Approval:	The Company will not, without Board approval:

(i) make any loan or advance to, or own any stock or other securities of, any subsidiary or other corporation, partnership, or other entity unless it is wholly owned by the Company; (ii) make any loan or advance to any person, including, any employee or director, except advances and similar expenditures in the ordinary course of business or under the terms of a employee stock or option plan approved by the Board of Directors; (iii) guarantee, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business; (iv) make any investment other than investments in prime commercial paper, money market funds, certificates of deposit in any United States bank or obligations issued or guaranteed by the United States of America, in each case having a maturity not in excess of one year; (v) incur any aggregate indebtedness in excess of $250,000 that is not already included in a Board-approved budget, other than trade credit incurred in the ordinary course of business; (vi) enter into or be a party to any transaction with any director, officer or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such person (vii) hire, fire, or change the compensation of the executive officers, including approving any option plans; (viii) change the principal business of the Company, enter new lines of business, or exit the current line of business; or (ix) sell, transfer, license, pledge or encumber technology or intellectual property, other than licenses granted in the ordinary course of business.

Board of Directors:	At the Closing, the Board shall be increased to include two representatives designated by Fortissimo, in addition to the current board members.

Registration Rights:	After the first six months of the Closing, the Investors may request two registrations by the Company of their shares on form F-3 (no more than one demand in any 12 month period). A registration will count for this purpose only if (i) at least 50% of Registrable Securities requested to be registered are registered and (ii) it is closed, or withdrawn at the request of the Investors (other than as a result of a material adverse change to the Company).

The Investors are also entitled, for 36 months after the first six months after the Closing, to "piggyback" registration rights on all registration statements of the Company, subject to any underwriter cutbacks.

All registration expenses shall be borne by the Company, other than fees and commissions, which will be borne by the Investors.

The Investors and the Major Holders agree to enter into lock-up agreements if required by the underwriters.

D&O insurance:	The Company will bind D&O insurance with a carrier and in an amount satisfactory to the Board of Directors.

Right to Participate in Future Rounds:	The Investors and the Major Holders shall have a pro rata right, based on their percentage equity ownership in the Company to participate in subsequent issuances of equity securities of the Company (subject to the customary exceptions such as ESOP, finders, strategic transactions, credit transactions, etc).

Right of first refusal/Co-sale right/Co-buy right:	Fortissimo and the Major Holders have a right of first refusal with respect to any shares of the Company proposed to be sold by any of them in a private sale (not via the public market), subject to customary permitted transfers.

Before Fortissimo or any Major Holder may sell shares of the Company to a third party in a private sale (not via the public market), they must provide each other with an opportunity to participate in such sale on a basis proportionate to the amount of securities held by the seller and those held by the participating shareholders, subject to customary permitted transfers.

Fortissimo and the Major Holders shall inform each other of all purchases of Ordinary Shares of the Company, including from the public, on a quarterly basis. At such time, all the other shareholders may acquire their pro rata percentage from such shareholder that acquired shares during such quarter, at the same terms at which he acquired such shares.

Drag Along:	Fortissimo and the Major Holders (collectively the "Sellers") agree that in the event that the Sellers holding at least 60% of the issue share capital of the Company held by such Sellers decide to enter into a transaction for the sale of control of the Company to a third party, provided that such sale is for a price per share of at least $22.5 per share (subject to the customary adjustments), then, the remainder of the Sellers, shall be obliged to agree to such sale and sell their pro-rata share accordingly.

Dividend Policy:	Fortissimo and the Major Holders shall agree upon and establish a dividend policy for the Company.

Conditions to Closing:	This term sheet shall be a binding obligation of the parties hereto, subject to the approval of Bank Hapoalim and any other third party approvals required by the Company as well as the approval of the board and audit committee of the Company as well as the shareholders of the Company (the selling shareholders undertake to vote in favor of approval of this term sheet in the general meeting of the Company). Notwithstanding the above, Fortissimo may withdraw from its commitment to invest in the Company, if it uncovers and discloses to the Company in writing, within 30 days after the date hereof, a material item which the Company failed to disclose to it that it believes can have a material adverse effect on the value of the Company.

Counsel and Expenses:	Company to pay all legal and financial due diligence and administrative costs of the financing at Closingbetween $30,000 and $50,000), plus reasonable fees and expenses of counsel, all as shall be determined by the Board of Directors of the Company unless the transaction is not completed because the Investors withdraw their commitment not in accordance with the materiality clause in the previous Section entitled "Conditions to Closing.

No Shop/Confidentiality:	The parties agree to work in good faith expeditiously towards a closing. The Company agrees that it will not, for a period of forty-five days from the date these terms are accepted, take any action to solicit, initiate, encourage or assist the submission of any proposal, negotiation or offer from any person or entity other than the Investors relating to the sale or issuance, of any of the capital stock of the Company and shall notify the Investors promptly of any inquiries by any third parties in regards to the foregoing. In the event that the Company breaches this no-shop obligation and, closes any of the above-referenced transactions then the Company shall pay to the Investors $250,000 upon the closing of any such transaction as liquidated damages. The Company is a publicly traded company, and therefore may disclose the terms of this Term Sheet as required under applicable laws and regulations. The Investors shall not make any public statement relating to this Term Sheet or the transactions contemplated hereby unless approved in advance by the Company.

Expiration:	This Term Sheet expires on July 6, 2006 if not accepted by the Company and the selling shareholders by that date.

This Term Sheet supersedes any prior discussions, correspondence, proposals, agreements and understandings between the parties with respect to the transactions proposed herein, and may be signed in any number of counterparts.

[Signature Page to Term Sheet]

Crow Technologies 1977 Ltd.	Fortissimo Capital Fund

By: _____________________	By: _________________________
Name:	Name:

__________________________
Shmuel Melman

_________________________
Abraham Silver

________________________
Meir Jacobson

________________________
Jacob Batchon